UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 3, 2014

Hampden Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-33144 (Commission File Number)	20-5714154 (IRS Employer Identification No.)

19 Harrison Avenue, Springfield, Massachusetts 01102

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (413) 736-1812

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                                        Entry into a Material Definitive Agreement

Merger Agreement

On November 3, 2014, Hampden Bancorp, Inc. (“Hampden”), the holding company for Hampden Bank (“Hampden Bank”), and Berkshire Hills Bancorp, Inc. (“Berkshire Hills”), the holding company for Berkshire Bank (“Berkshire Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which (i) Hampden will merge with and into Berkshire Hills, the separate corporate existence of Hampden will thereupon cease and Berkshire Hills will continue as the surviving corporation (the “Merger”), and (ii) it is anticipated that Hampden Bank will merge with and into Berkshire Bank, the separate corporate existence of Hampden Bank will thereupon cease and Berkshire Bank will continue as the surviving corporation.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, par value $0.01 per share, of Hampden (“Hampden Common Stock”) will be exchanged for 0.81 shares of common stock, par value $0.01 per share, of Berkshire Hills.

In connection with the Merger, it is expected that two Hampden directors will be appointed to the Berkshire Hills Board of Directors.

The Merger Agreement provides each of Hampden and Berkshire Hills with specified termination rights.  If the Merger is not consummated under specified circumstances, including if Hampden terminates the Merger Agreement for a Superior Proposal (as defined in the Merger Agreement), Hampden has agreed to pay Berkshire Hills a termination fee equal to (i) $3.6 million, if such fee shall become payable within 45 days from the date of the Merger Agreement, or (ii) $4.7 million, if such fee shall become payable thereafter.

The consummation of the Merger is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the Merger by the stockholders of Hampden. The Merger is currently expected to be completed early in the second quarter of 2015.

The Merger Agreement has been unanimously approved by the Boards of Directors of each of Hampden and Berkshire Hills.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Hampden or Berkshire Hills. The Merger Agreement contains customary representations, warranties and covenants that Berkshire Hills and Hampden made to each other as of specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Merger Agreement between Berkshire Hills and Hampden and may be subject to important qualifications and limitations agreed to by Berkshire Hills and Hampden in connection with negotiating its terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, and may have been used to allocate risk between Berkshire Hills and Hampden rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Berkshire Hills's or Hampden's public disclosures. For the foregoing reasons, no person should rely on the representations and warranties as statements of factual information at the time they were made or otherwise.

Voting Agreements

Simultaneously with the execution of the Merger Agreement, members of Hampden’s Board of Directors and certain executive officers of Hampden have entered into voting agreements with Berkshire Hills (collectively, the “Hampden Voting Agreements”) pursuant to which such individuals have agreed, among other things, to vote their respective shares of Hampden Common Stock in favor of the approval of the Merger Agreement at a special meeting of Hampden’s stockholders to be held for the purpose of approving the Merger Agreement.

The persons signing the Hampden Voting Agreements currently beneficially own an aggregate of approximately 3.62% of the outstanding Hampden Common Stock.  The foregoing description of the Hampden Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Hampden Voting Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Executive Compensation Proposals

Simultaneously with the execution of the Merger Agreement, Berkshire Hills entered into an Executive Compensation Proposal with each of Glenn S. Welch and Luke D. Kettles (collectively, the “Executive Compensation Proposals”), in each case, to be effective as of the date of the closing of the Merger. The Executive Compensation Proposals set forth the terms and conditions of each such individual’s compensation with Berkshire Hills following the Effective Time and, when effective, supersede and replace any prior employment, severance, change of control or other similar agreement between such individual and Hampden and its affiliates.

The foregoing description of the Executive Compensation Proposals does not purport to be complete and is qualified in its entirety by reference to the Executive Compensation Proposals with Glenn S. Welch and Luke D. Kettles, copies of which are filed as Exhibits 10.2 and 10.3, respectively, to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Merger, Berkshire Hills will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Hampden and a Prospectus of Berkshire Hills, as well as other relevant documents concerning the proposed Merger. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about Berkshire Hills and Hampden, when they become available, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Registration Statement and Proxy Statement/Prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, free of charge, from Berkshire Hills’s website at ir.berkshirebank.com or by contacting Berkshire Hills Investor Relations at 413-236-3149 or from Hampden’s website at http://www.hampdenbank.com and selecting the “Investor Relations” link or by contacting Hampden Investor relations at 413-452-5150.

PARTICIPANTS IN SOLICITATION

Berkshire Hills and Hampden and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Hampden in connection with the proposed Merger. Information about the directors and executive officers of Berkshire Hills is set forth in the proxy statement for Berkshire Hills’s 2014 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on April 1, 2014. Information about the directors and executive officers of Hampden is set forth in the proxy statement for Hampden’s 2014 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on September 26, 2014 and additional filings reporting results of the annual meeting on November 4, 2014.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the Proxy Statement/Prospectus and other relevant documents regarding the proposed Merger to be filed with the SEC (when they become available). Free copies of these documents may be obtained as described in the preceding paragraph.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Current Report on Form 8-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed merger of Berkshire Hills and Hampden. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the proposed merger, difficulties in achieving cost savings from the proposed Merger or in achieving such cost savings within the expected time frame, difficulties in integrating Berkshire Hills and Hampden, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Berkshire Hills and Hampden are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in documents that Hampden files with the SEC.

Item 2.02.  Results of Operations and Financial Condition

On November 4, 2014, Hampden, the holding company for Hampden Bank, announced its financial results for the three months ended September 30, 2014. The press release announcing financial results for the three months ended September 30, 2014 is included as Exhibit 99.2 to this Current Report on Form 8-K.

Item 8.01. Other Events

On November 4, 2014, Hampden and Berkshire Hills issued a joint press release announcing that they had entered into the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

On November 4, 2014, Hampden issued a press release announcing that its Board of Directors declared a quarterly cash dividend of $0.08 per share of Hampden Common Stock, payable on November 28, 2014, to stockholders of record of Hampden at the close of business on November 14, 2014.  A copy of the press release announcing the declaration is attached as Exhibit 99.2 to this Current Report on Form 8-K.

Item 9.01.                                        Financial Statements and Exhibits

(a)          Financial Statements of Businesses Acquired.

Not applicable.

(b)          Pro Forma Financial Information.

Not applicable.

(c)           Shell Company Transactions.

Not applicable.

(d)         Exhibits.

Exhibit 2.1                                     Agreement and Plan of Merger, dated as of November 3, 2014, by and between Berkshire Hills Bancorp, Inc. and Hampden Bancorp, Inc.*

Exhibit 10.1                              Form of Hampden Voting Agreement

Exhibit 10.2                              Executive Compensation Proposal, dated as of November 3, 2014, by and between Berkshire Hills Bancorp, Inc. and Glenn S. Welch

Exhibit 10.3                              Executive Compensation Proposal, dated as of November 3, 2014, by and between Berkshire Hills Bancorp, Inc. and Luke D. Kettles

Exhibit 99.1                              Joint Press Release, dated November 4, 2014

Exhibit 99.2                              Press Release of Hampden Bancorp, Inc., dated November 4, 2014

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Hampden hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC; provided, however, that Hampden may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAMPDEN BANCORP, INC.

	By:	/s/ Glenn S. Welch
Glenn S. Welch
President and Chief Executive Officer

Date: November 4, 2014

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 3, 2014, by and between Berkshire Hills Bancorp, Inc. and Hampden Bancorp, Inc.*

10.1	Form of Hampden Voting Agreement

10.2	Executive Compensation Proposal, dated as of November 3, 2014, by and between Berkshire Hills Bancorp, Inc. and Glenn S. Welch

10.3	Executive Compensation Proposal, dated as of November 3, 2014, by and between Berkshire Hills Bancorp, Inc. and Luke D. Kettles

99.1	Joint Press Release, dated November 4, 2014

99.2	Press Release of Hampden Bancorp, Inc., dated November 4, 2014

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Hampden hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC; provided, however, that Hampden may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule so furnished.